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                                                                    Exhibit 99.1



April 4, 2002


Patrick Kareiva
Chairman and CEO
Workgroup Technology Corporation
One Burlington Woods Drive
Burlington, MA 01803-4503


Dear Mr. Kareiva:

We are writing to you to inform you of our recent purchases of 186,500 common shares of Workgroup Technology Corporation ("WTC") which represents approximately 10.14% of the WTC shares outstanding.

I believe, as you know from our previous discussions, that a combination between SofTech and WTC would result in a stronger organization with much greater growth potential than either company has today as a stand-alone organization. In light of the offer put forth by Rocket Software to acquire WTC for $1.50 per share in cash, which we understand that you rejected, we are prepared to offer an amount in cash and equity that is significantly in excess of the amount offered by Rocket Software, contingent upon successful due diligence. SofTech has obtained a commitment of the capital needed to complete the merger therefore the transaction is not contingent on financing.

I look forward to hearing from you as to when we can meet to discuss my proposal further.


Sincerely,

/s/Joseph P. Mullaney
----------------------
Joseph P. Mullaney
President and COO
SofTech, Inc.



Cc:      Douglas A. Catalano
         James M. McConnell
         Frederick H. Phillips